UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2021

Commission File Number: 001-38421

BIT DIGITAL, INC.

(Translation of registrant’s name into English)

33 Irving Place, New York ,NY 10003

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Entry into a Material Definitive Agreement.

On September 29, 2021, Bit Digital, Inc. (“we,” “our,” “us,” or the “Company”), entered into a Securities Purchase Agreement (the “Purchase Agreement”) with certain purchasers signatory thereto (the “Purchasers”), pursuant to which the Company agreed to issue and sell, in a private offering (the “Private Placement”), an aggregate of $80,000,017 of securities, consisting of 13,490,728 ordinary shares of the Company, par value $.01 per share (the “Ordinary Shares”) and warrants to purchase an aggregate of 10,118,046 Ordinary Shares at an exercise price of $7.91 per whole share, at a combined purchase price of $5.93 per share and accompanying warrant (collectively, the “Securities”). Each Warrant will be exercisable immediately and will expire three and one-half years after the effective date of a resale registration statement (the “Registration Statement”) to be filed pursuant to the RRA (as defined below).

The Purchase Agreement contained customary representations and warranties and agreements of the Company and the Purchasers and customary indemnification rights and obligations of the parties. Pursuant to the Purchase Agreement, the Company agreed to certain restrictions on the issuance and sale of its Ordinary Shares or Ordinary Share Equivalents (as defined in the Purchase Agreement) during the 60-day period following the Effective Date.

A holder (together with its affiliates) will not be able to exercise any portion of the Warrant to the extent that the holder would own more than 4.99% (or, at the holder’s option upon issuance, 9.99%) of the Company’s outstanding Ordinary Shares immediately after exercise. However, upon prior notice from the holder to the Company, a holder with a 4.99% ownership blocker may increase or decrease the amount of ownership of outstanding Ordinary Shares after exercising the holder’s Warrant up to 9.99% of the number of the Company’s Ordinary Shares outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the Warrant, provided that any increase shall not be effective until 61 days following notice to us. Pursuant to the terms of the Purchase Agreement, the Company agreed to use commercially reasonable efforts to cause a Registration Statement providing for the resale by holders of shares of its Ordinary Shares and shares issuable upon the exercise of the Warrants (the “Warrant Shares”), to be filed within fifteen (15) days of the execution of the Registration Rights Agreement (the “RRA”) and shall use its best efforts to cause the Registration Statement to be declared effective no later than forty five (45) days following the execution of the RRA or, in the case of a full review by the SEC, the 75th day following the execution of the RRA.

The Private Placement is expected to close on October 4, 2021. The Company will receive gross proceeds of $$80,000,017 in connection with the Private Placement before deducting placement agent fees and related offering expenses.

Pursuant to a letter agreement, dated April 1, 2021 (the “Engagement Letter”), the Company engaged H.C. Wainwright & Co., LLC (the “Placement Agent”) as placement agent in connection with the Private Placement. The Company agreed to pay to the Placement Agent a cash fee of 6.0% and $125,000 for accountable expenses. Pursuant to the terms of the Engagement Letter, the Placement Agent has the right of first refusal, for a period of twelve months following the closing of the Private Placement, to act as the sole book-running manager, sole underwriter or sole placement agent, as applicable, in connection with a public offering (including at-the-market financing) or a private placement or any other capital raising financing of equity or equity-linked securities. The Company has also agreed to pay the Placement Agent a tail fee equal to the 6.0% cash fee in the Private Placement if any investor who was contacted by the Placement Agent, or introduced to the Company, during the term of its engagement, provides the Company with capital in any public or private offering or other financing or capital-raising transaction of any type during the 12-month period following the expiration or termination of the Engagement Letter.

The foregoing summaries of the Purchase Agreement, the Warrants and the Registration Rights Agreement (collectively, the “Transaction Documents”) do not purport to be complete and are subject to, and qualified in their entirety by, such documents attached as Exhibits 4.1, 2.1 and 2.2, respectively, to this Report on Form 6-K, which are incorporated herein by reference.

Unregistered Sales of Equity Securities.

The information contained under Entry into a Material Definitive Agreement of this Report on Form 6-K in relation to the Ordinary Shares and Warrants is incorporated herein by reference.

The Ordinary Shares and Warrants are not being registered, and the Ordinary Shares issuable upon the exercise of the Warrants (collectively, the “Securities”) are initially not being registered under the Securities Act of 1933, as amended (the “Securities Act”) or any state securities laws. The Securities will be issued in reliance on the exemptions from registration provided by Section 4(a)(2) under the Securities Act and Regulation D promulgated thereunder. As described above under Entry into a Material Definitive Agreement, the Company will file a Registration Statement concerning the Securities within fifteen (15) days of the execution of the Transaction Documents.

Other Events.

On September 30, 2021, the Company issued a press release announcing the Private Placement. A copy of this press release is filed as Exhibit 99.1 hereto and incorporated herein by reference.

Financial Statements and Exhibits.

(d) Exhibits:

Number	Description
2.1	Form of Warrant
2.2	Form of Registration Rights Agreement
4.1	Form of Securities Purchase Agreement
99.1	Press Release issued September 30, 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	September 30, 2021	BIT DIGITAL, INC.

		By:	/s/ Erke Huang
		Name:	Erke Huang
		Title:	Chief Financial Officer